11 October 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 500,000 Reed Elsevier PLC ordinary shares at a price of 601.1681p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 46,506,639 ordinary shares in treasury, and has 1,209,363,971 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 250,000 Reed Elsevier NV ordinary shares at a price of €10.4181 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 29,816,587 ordinary shares in treasury, and has 695,282,029 ordinary shares in issue (excluding treasury shares).